EXHIBIT 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022

1.	FINANCIAL RESULTS SUMMARY	1
2.	CHAIRMAN'S STATEMENT	2
3.	OVERVIEW AND BUSINESS UPDATE	5
4.	MANAGEMENT DISCUSSION AND ANALYSIS	9
5.	FINANCIAL RESULTS	22
6.	DISCLOSURE OF FINANCIAL RESULTS IN MACAO	42
7.	SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU	42
8.	CORPORATE GOVERNANCE	43
9.	PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY	44
10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES	44

Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2021 annual report and/or 2022 interim report.

1. FINANCIAL RESULTS SUMMARY
• All of our operating segments and business categories in 2022 continued to be impacted by the COVID-19 Pandemic.

•Total net revenues for the Group were US$1.61 billion (HK$12.51 billion) for the year ended December 31, 2022, a decrease of 44.2%, compared to US$2.87 billion (HK$22.42 billion) for the year ended December 31, 2021.

•Loss for the Group was US$1.58 billion (HK$12.33 billion) for the year ended December 31, 2022, compared to a loss of US$1.05 billion (HK$8.17 billion) for the year ended December 31, 2021.

•Adjusted property EBITDA loss for the Group was US$323 million (HK$2.52 billion) for the year ended December 31, 2022, compared to adjusted property EBITDA of US$341 million (HK$2.66 billion) for the year ended December 31, 2021.

Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the rate of US$1.00 to HK$7.7962 (2021: US$1.00 to HK$7.7994) for the purposes of illustration only.

2.CHAIRMAN’S STATEMENT

Dear Shareholders,

On behalf of the Board of Directors of Sands China Ltd., I am pleased to provide an update on the Company’s financial and operating results in 2022 and the execution of our strategic objectives during the year.

Our Company’s mission remains the ongoing execution of the vision of our founder, Mr. Sheldon Gary Adelson, who passed away in 2021. Mr. Adelson pioneered the development of the Cotai Strip in Macao, leading the Company and the team he created in the rapid and market-leading development of a critical mass of world-class integrated resorts in Macao. Mr. Adelson’s commitment to pushing forward with diversification and investment in non-gaming amenities in Macao was unwavering, as was his support for a strong and healthy US-China relationship, based on robust dialogue and mutual respect. The Company, with the full and wholehearted support of the Board and the Adelson family, continues to honor Mr. Adelson’s vision and commitments, including through additional investments that contribute to the diversification of Macao and build upon his legacy.

The Group was gratified to receive a new ten-year gaming concession during the year, which will enable us to continue our decades-long commitment to making investments that enhance the business and leisure tourism appeal of Macao and support its development as a world center of business and leisure tourism. The Company remains deeply confident in the future of Macao and considers Macao an ideal market for additional capital investment.

Travel restrictions in place throughout 2022 meaningfully limited the ability for visitors from mainland China and elsewhere to visit Macao. These restrictions also impacted our business in 2020 and 2021.

Throughout this challenging period, the Company has prioritized the safety and security of our team members and customers, and on making a difference in support of those that have been impacted in Macao. We also accelerated our capital investment programs in Macao.

Due to the ongoing impact of the pandemic and related travel restrictions, market-wide visitation to Macao was only about 6 million visits in 2022, a decrease of approximately 86% compared to 2019, and approximately 26% compared to the year 2021.

The Company’s operations in Macao in 2022 were directly impacted by the reduction in visitation to Macao. Total net revenues for the Company were approximately US$1.61 billion, or approximately 18% of the year 2019. Net revenues decreased approximately 44% compared to the US$2.87 billion in 2021. We operated with a wide range of cost control measures in place during 2022 but maintained our commitments to our employees and avoided mass workforce reductions. We recorded an adjusted property EBITDA loss of US$323 million for 2022, compared to adjusted property EBITDA of US$341 million in 2021.

Despite the travel restrictions in place during the year, our scale and financial strength allowed us to continue to provide support to our team members and the local community in Macao and to accelerate our capital investment programs in support of Macao’s diversification and long-term development objectives as the leading leisure and business tourism destination in Asia.

Sands China has now invested more than US$15 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into Asia’s leading leisure and business tourism destination. Our investment includes 12,392 hotel rooms and suites, 2.1 million square feet (approximately 195,000 square meters) of retail-mall offerings and 1.7 million square feet (approximately 154,000 square meters) of MICE capacity.

Our investments throughout 2020, 2021 and 2022 have expanded the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of approximately 1,250 new luxury suites featuring approximately 2.7 million square feet (approximately 251,000 square meters) of new accommodation offerings at The Londoner Macao Hotel and Londoner Court at The Londoner Macao and The Grand Suites at Four Seasons. In addition, we have expanded, renovated and transformed Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao features additional MICE, retail, dining and entertainment offerings that contribute to Macao’s appeal as a leisure and business tourism destination.

While travel restrictions negatively impacted the market throughout 2022, we believe the Macao market will recover and will benefit in the future from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The Hong Kong-Zhuhai-Macao Bridge will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale that creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao.

We regard it as a privilege to continue to execute Mr. Adelson’s vision to contribute to Macao’s success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its local residents, including through our Sands China Academy, and reaching its full potential as Asia’s leading leisure and business tourism destination.

We could not have achieved our many successes this year without the perseverance, hard work and dedication of Sands China’s over 24,000 team members. I thank all our team members for their efforts and I look forward to their ongoing contributions in the years ahead.

Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development initiatives by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. These efforts will drive Sands China’s market-leading revenue and cash flow generation as the recovery in travel and tourism to Macao comes to fruition.

We are confident that the Company and Macao will emerge from this challenging period with unwavering optimism for the future.

Throughout the recovery process, we will remain deeply committed to our mission of enhancing the tourism appeal of Macao, creating local employment opportunities, investing in our people and Macao and providing growth opportunities for local businesses while protecting our environment.

We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment will continue in Asia as travel and tourism spending throughout the region recover. We look forward to sharing the Company’s continued success with you and other shareholders at the upcoming Sands China Annual General Meeting.

Thank you again for the confidence you have placed in us.

Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

February 17, 2023

3.OVERVIEW AND BUSINESS UPDATE

Overview

During 2022, we achieved milestones in advancing several of our strategic objectives. We were awarded a new 10-year gaming concession for the operation of casino games of chance in Macao under a gaming concession contract entered into with the Macao government (the "Concession" or "Concession Contract"). We completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao. Additionally, we continued to strengthen our balance sheet with the LVS term loan (as defined below) to provide funds to support, among other things, the working capital and general corporate purposes of the Group.

COVID-19 Pandemic update

While visitation to Macao remains substantially below pre-COVID-19 pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. Our operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. Our ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

Our gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which our casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

At our properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels, have ceased in early January 2023.

As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, we provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

Our operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

While our properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.

We have sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$790 million and access to US$541 million of available borrowing capacity from our 2018 SCL Revolving Facility as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available in early January 2023. We believe we are able to support continuing operations, fulfill the contractual commitments and obligations under the Concession Contract and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Macao Concession

Until December 31, 2022, gaming in Macao was administered by the Macao government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which Venetian Macau Limited ("VML", a subsidiary of the Company) was one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession was extended from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee on September 20, 2022, of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML’s payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.

On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, of which VML was one, subject to fulfillment of certain conditions, namely providing a bank guarantee of 1.0 billion patacas (approximately US$125 million at exchange rates in effect on December 31, 2022) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. VML complied with all of these conditions by December 9, 2022.

On December 16, 2022, the Macao government awarded six concessions, of which VML was one and VML entered into the Concession Contract. On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under letters of undertakings (the "Undertakings"), each of VML, Venetian Cotai Limited ("VCL"), Venetian Orient Limited ("VOL") and Cotai Strip Lot 2 Apart Hotel (Macau) Limited ("CSL2"), each of which is a subsidiary of the Company, entered into deeds of reversion, pursuant to which each of VML, VCL, VOL and CSL2 confirmed and agreed to revert to the Macao government relevant gaming equipment and gaming areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. On the same day, VML entered into a handover record (the "Handover Record") pursuant to which the right to operate the same gaming equipment and gaming areas was granted to VML for the duration of the Concession, in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

Intercompany Loan Agreement with LVS

On July 11, 2022, we entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028 ("LVS term loan"). In the first two years from July 11, 2022, we will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

4.MANAGEMENT DISCUSSION AND ANALYSIS

OUR EXISTING OPERATIONS

Our operations consist of The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao, Sands Macao and other operations that support these properties, including our high-speed Cotai Water Jet ferry services operating between Hong Kong and Macao. The following table sets forth data on our existing operations as at December 31, 2022:

	The Venetian	The Londoner	The Parisian	The Plaza	Sands
	Macao	Macao	Macao	Macao	Macao	Total

Opening date	August 2007	April 2012(i)	September 2016	August 2008(ii)	May 2004
Hotel rooms and suites	2,841	5,989	2,333	649	238	12,050
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	6,000	—	—	—	21,000
Total retail (square feet)	944,000	610,000	296,000	249,000	50,000	2,149,000
Number of shops	316	128	109	137	6	696
Number of restaurants
and food outlets(iii)	56	49	23	9	9	146
Total gaming facility
(square feet)(iv)	503,000	400,000	272,000	108,000	176,000	1,459,000
Gaming units(v):
Tables	632	479	273	142	159	1,685
Slots	1,176	858	796	98	563	3,491

Notes:

(i)The Londoner Macao consists of the Conrad tower, the first Sheraton tower, the second Sheraton tower, the St. Regis tower, which opened in April 2012, September 2012, January 2013 and December 2015, respectively. The Londoner Macao Hotel located at the Conrad tower and Londoner Court located at the St. Regis tower opened in January 2021 and September 2021, respectively.

(ii)The Plaza Macao consists of the Four Seasons Hotel Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.

(iii)Includes the restaurants and food outlets which are temporary closed in response to the COVID-19 Pandemic.

(iv)Includes total gaming support areas of approximately 115,000 square feet.

(v)From January 1, 2023, VML is currently allowed to operate (a maximum of) 1,680 units of gaming tables and 3,700 units of slot machines.

RESULTS OF OPERATIONS
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
Net Revenues
Our net revenues consisted of the following:

	Year ended December 31,
	2022	2021	Percent change
	US$ in millions

Casino	947	1,987	(52.3)%
Rooms	184	276	(33.3)%
Mall	354	473	(25.2)%
Food and beverage	67	93	(28.0)%
Convention, ferry, retail and other	53	45	17.8%
Total net revenues	1,605	2,874	(44.2)%

Net revenues were US$1.61 billion for the year ended December 31, 2022, a decrease of 44.2%, compared to US$2.87 billion for the year ended December 31, 2021. Net revenues decreased across most of the business categories, mainly driven by a decrease in visitation due to tighter travel restrictions as a result of increased COVID-19 cases in the nearby region and Macao during the year ended December 31, 2022.

Our net casino revenues for the year ended December 31, 2022 were US$947 million, a decrease of 52.3%, compared to US$1.99 billion for the year ended December 31, 2021. Net casino revenues decreased across all properties primarily driven by decreased visitation.

The following table summarizes the results of our casino activity:

	Year ended December 31,
	2022	2021	Change
	US$ in millions
The Venetian Macao
Total net casino revenues	438	944	(53.6)%
Non-Rolling Chip drop	1,751	3,234	(45.9)%
Non-Rolling Chip win percentage	25.7%	27.4%	(1.7)pts
Rolling Chip volume	1,295	4,412	(70.6)%
Rolling Chip win percentage(i)	3.77%	3.99%	(0.22)pts
Slot handle	1,132	1,841	(38.5)%
Slot hold percentage	3.9%	3.9%	—pts

The Londoner Macao
Total net casino revenues	194	396	(51.0)%
Non-Rolling Chip drop	896	1,755	(48.9)%
Non-Rolling Chip win percentage	21.7%	21.6%	0.1pts
Rolling Chip volume	936	3,674	(74.5)%
Rolling Chip win percentage(i)	5.03%	3.23%	1.80pts
Slot handle	671	962	(30.2)%
Slot hold percentage	3.4%	3.8%	(0.4)pts

The Parisian Macao
Total net casino revenues	116	244	(52.5)%
Non-Rolling Chip drop	454	1,146	(60.4)%
Non-Rolling Chip win percentage	24.9%	22.3%	2.6pts
Rolling Chip volume	283	502	(43.6)%
Rolling Chip win percentage(i)	7.66%	3.73%	3.93pts
Slot handle	305	787	(61.2)%
Slot hold percentage	3.8%	3.3%	0.5pts

The Plaza Macao
Total net casino revenues	146	298	(51.0)%
Non-Rolling Chip drop	551	1,140	(51.7)%
Non-Rolling Chip win percentage	23.8%	23.5%	0.3pts
Rolling Chip volume	1,452	2,659	(45.4)%
Rolling Chip win percentage(i)	4.48%	4.64%	(0.16)pts
Slot handle	21	42	(50.0)%
Slot hold percentage	9.4%	5.7%	3.7pts

Sands Macao
Total net casino revenues	53	105	(49.5)%
Non-Rolling Chip drop	237	433	(45.3)%
Non-Rolling Chip win percentage	17.9%	17.1%	0.8pts
Rolling Chip volume	192	1,073	(82.1)%
Rolling Chip win percentage(i)	4.16%	4.39%	(0.23)pts
Slot handle	409	606	(32.5)%
Slot hold percentage	3.2%	3.1%	0.1pts

Note: As a result of the COVID-19 Pandemic, gaming operations were closed from July 11, 2022 to July 22, 2022.

(i)This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2022 were US$184 million, a decrease of 33.3%, compared to US$276 million for the year ended December 31, 2021. The decrease was mainly driven by decreased occupancy rates and decreased revenue per available room driven by lower visitation across our properties.

The following table summarizes the results of our room activity:

	Year ended December 31,
	2022	2021	Change
	US$ in millions, except average daily rate and revenue per available room
The Venetian Macao
Total room revenues	55	77	(28.6)%
Occupancy rate	41.7%	49.7%	(8.0)pts
Average daily rate (in US$)	143	155	(7.7)%
Revenue per available room (in US$)	60	77	(22.1)%

The Londoner Macao(i)
Total room revenues	61	90	(32.2)%
Occupancy rate	26.9%	40.3%	(13.4)pts
Average daily rate (in US$)	155	160	(3.1)%
Revenue per available room (in US$)	42	64	(34.4)%

The Parisian Macao
Total room revenues	33	54	(38.9)%
Occupancy rate	37.9%	52.1%	(14.2)pts
Average daily rate (in US$)	110	118	(6.8)%
Revenue per available room (in US$)	42	61	(31.1)%

The Plaza Macao
Total room revenues	29	45	(35.6)%
Occupancy rate	27.5%	44.3%	(16.8)pts
Average daily rate (in US$)	440	438	0.5%
Revenue per available room (in US$)	121	194	(37.6)%

Sands Macao
Total room revenues	6	10	(40.0)%
Occupancy rate	51.1%	68.2%	(17.1)pts
Average daily rate (in US$)	141	138	2.2%
Revenue per available room (in US$)	72	94	(23.4)%
Note: As a result of the COVID-19 Pandemic, a number of rooms were utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao in 2022 and 2021, as well as for quarantine restrictions in 2022. These rooms were excluded from the calculation of hotel statistics above.

(i)Includes Londoner Court which opened in September 2021.

Mall revenues for the year ended December 31, 2022 were US$354 million, a decrease of 25.2%, compared to US$473 million for the year ended December 31, 2021. The decrease was primarily due to decreases of US$63 million in turnover rent and US$22 million in base rent, as well as an increase in rent concessions of US$29 million granted to our mall tenants.

The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,
	2022	2021	Change
	US$ in millions, except per square foot amount
Shoppes at Venetian
Total mall revenues	154	194	(20.6)%
Mall gross leasable area (in square feet)	813,832	814,784	(0.1)%
Occupancy	81.0%	79.7%	1.3pts
Base rent per square foot (in US$)	274	292	(6.2)%
Tenant sales per square foot (in US$)(i)	932	1,348	(30.9)%

Shoppes at Londoner
Total mall revenues	47	55	(14.5)%
Mall gross leasable area (in square feet)	610,238	532,175	14.7%
Occupancy	54.7%	54.4%	0.3pts
Base rent per square foot (in US$)	134	152	(11.8)%
Tenant sales per square foot (in US$)(i)	1,139	1,462	(22.1)%

Shoppes at Parisian
Total mall revenues	25	39	(35.9)%
Mall gross leasable area (in square feet)	296,322	296,322	—%
Occupancy	67.6%	74.5%	(6.9)pts
Base rent per square foot (in US$)	107	133	(19.5)%
Tenant sales per square foot (in US$)(i)	338	648	(47.8)%

Shoppes at Four Seasons
Total mall revenues	127	184	(31.0)%
Mall gross leasable area (in square feet)	248,674	244,208	1.8%
Occupancy	93.6%	94.3%	(0.7)pts
Base rent per square foot (in US$)	538	549	(2.0)%
Tenant sales per square foot (in US$)(i)	3,806	6,300	(39.6)%
Note: This table excludes the results of our retail outlets at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the years ended December 31, 2022 and 2021. Base rent per square foot presented above excludes the impact of these rent concessions.

(i)Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.

Food and beverage revenues for the year ended December 31, 2022 were US$67 million, a decrease of 28.0%, compared to US$93 million for the year ended December 31, 2021. The decrease was primarily driven by a decrease in property visitation.

Convention, ferry, retail and other revenues for the year ended December 31, 2022 were US$53 million, an increase of 17.8%, compared to US$45 million for the year ended December 31, 2021. The increase was primarily driven by quarantine room revenue at the Sheraton Grand Macao hotel and The Parisian Macao hotel. Our ferry operations between Hong Kong and Macao had been suspended in response to the COVID-19 Pandemic since January 30, 2020, while the services resumed on January 8, 2023.

Operating Expenses

Operating expenses were US$2.77 billion for the year ended December 31, 2022, a decrease of 18.9%, compared to US$3.41 billion for the year ended December 31, 2021. The decrease in operating expenses was primarily driven by decreased level of business due to the continuous impact of the COVID-19 Pandemic.

Depreciation and amortization expense was US$750 million for the year ended December 31, 2022, an increase of 2.3%, compared to US$733 million for the year ended December 31, 2021. The increase was primarily due to additions at The Londoner Macao for those areas that were completed.

Adjusted Property EBITDA(i)
The following table summarizes information related to our segments:

	Year ended December 31,
	2022	2021	Percent change
	US$ in millions

The Venetian Macao	(25)	297	(108.4)%
The Londoner Macao	(189)	(84)	125.0%
The Parisian Macao	(103)	(17)	505.9%
The Plaza Macao	81	219	(63.0)%
Sands Macao	(81)	(69)	17.4%
Ferry and other operations	(6)	(5)	20.0%
Total adjusted property EBITDA	(323)	341	(194.7)%

Adjusted property EBITDA for the year ended December 31, 2022 was a loss of US$323 million compared to an adjusted property EBITDA of US$341 million for the year ended December 31, 2021. The decrease was driven by decreased visitation at our properties as tighter border restrictions were introduced as a result of increased COVID-19 cases in Macao and the surrounding region. Management continues to focus on operational efficiencies and cost control measures on the gaming and non-gaming business.

(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Finance Costs
The following table summarizes information related to finance costs:

	Year ended December 31,
	2022	2021	Percent change
	US$ in millions

Interest and other finance costs	446	387	15.2%
Less: interest capitalized	(2)	(14)	(85.7)%
Finance costs, net	444	373	19.0%

Finance costs, net of amounts capitalized, were US$444 million for the year ended December 31, 2022, compared to US$373 million for the year ended December 31, 2021. The increase in interest and other finance costs of US$59 million was primarily due to an increase in our weighted average total debt balance. The weighted average debt balance increased in connection with a total drawdown of US$1.20 billion on the 2018 SCL Revolving Facility during the year ended December 31, 2022 and the US$1.0 billion LVS term loan since July 2022. The weighted average interest rate decreased from 5.1% to 5.0% during the year ended December 31, 2022, primarily due to interest expense savings resulting from the refinancing of Senior Notes due 2023 through the issuance of Senior Notes in September 2021 which carries a lower interest rate and a reduction in standby fees due to a lower availability from the 2018 SCL Revolving Facility partially offset by a total increase of 50 basis points to the interest rates of Senior Notes due to two credit rating downgrades during 2022 and an increase in the weighted average interest rate of the 2018 SCL Revolving Facility from 2.6% to 4.3%.

The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.

Loss for the Year

Loss for the year ended December 31, 2022 was US$1.58 billion, compared to a loss of US$1.05 billion for the year ended December 31, 2021.

LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES

We fund our operations and capital expenditures through cash generated from our operations and our debt financing. Total unrestricted cash and cash equivalents were US$790 million as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 were made available to use in early January 2023. Such cash and cash equivalents were primarily held in US$, MOP and HK$.

Our 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In November 2022, we extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived our requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through July 31, 2023. Our compliance with our financial covenants for periods beyond December 31, 2022 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including travel, quarantine and border restrictions occurring in the future. The 2018 SCL Credit Facility expires on July 31, 2023; however, we believe we will be successful in extending the maturity date of the facility prior to its expiration and obtain additional waiver extensions (if needed). If we are unable to extend the maturity date or refinance the 2018 SCL Credit Facility, we would be required to seek alternative forms of capital to repay the outstanding balance.

Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.

On July 11, 2022, we entered into an intercompany term loan agreement with LVS, pursuant to which LVS has extended to us a subordinated unsecured term loan in the amount of US$1.0 billion on July 11, 2022 repayable on July 11, 2028. The loan was provided to us in order to support, among other things, the working capital and general corporate purposes of the Group. During the year ended December 31, 2022, we drew a total of US$1.20 billion under the 2018 SCL Credit Facility to fulfill the Concession Contract requirements and incremental liquidity.

We believe we have sufficient liquidity in place, including total unrestricted cash and cash equivalents of US$790 million, access to available borrowing capacity of US$541 million under our 2018 SCL Revolving Facility as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available in early January 2023. We also believe we are well positioned to support our continuing operations, fulfill the obligations and commitments under the Concession Contract and complete any construction projects that are underway. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Cash Flows — Summary
Our cash flows consisted of the following:

	Year ended December 31,
	2022	2021
	US$ in millions

Net cash(used in)/generated from operating activities	(473)	88
Net cash used in investing activities	(325)	(634)
Net cash from financing activities	1,821	366
Net increase/(decrease) in cash and cash equivalents	1,023	(180)

Cash and cash equivalents at beginning of year	678	861
Effect of exchange rate on cash and cash equivalents	1	(3)
Cash and cash equivalents at end of year	1,702	678

Cash and cash equivalents of US$1.70 billion as at December 31, 2022 includes restricted cash and cash equivalents of US$912 million that became unrestricted in early January 2023.

Cash Flows — Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was US$473 million, compared to net cash generated from operating activities of US$88 million for the year ended December 31, 2021. We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash used in operating activities of US$473 million was primarily attributable to the increased operating losses and increased working capital requirements due to the decrease in visitation resulting from COVID-19 travel restrictions across key mainland China markets and Macao having COVID-19 outbreaks during the year ended December 31, 2022.

Cash Flows — Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was US$325 million, primarily due to the placement of a US$125 million restricted bank deposit since December 2022 in order to fulfill bank guarantee requirements related to the Concession Contract and capital expenditures of US$241 million, including US$173 million for The Londoner Macao, US$52 million for The Venetian Macao, US$9 million for The Plaza Macao, and US$7 million for our other operations, mainly at The Parisian Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash from financing activities for the year ended December 31, 2022 was US$1.82 billion, which was primarily attributable to a total drawdown of US$1.20 billion under the 2018 SCL Credit Facility in 2022 and proceeds of US$1.0 billion from the LVS term loan in July 2022, partially offset by interest payments of US$367 million.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,
	2022	2021
	US$ in millions

The Venetian Macao	52	71
The Londoner Macao	173	538
The Parisian Macao	3	4
The Plaza Macao	9	19
Sands Macao	4	7
Ferry and other operations	—	1
Total capital expenditures	241	640

The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. The Londoner Macao presents a range of new attractions and features, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”), and interactive guest experiences. The integrated resort features The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham, Londoner Court with 368 luxury suites and the 6,000-seat Londoner Arena. The Londoner Arena and the expansion of Shoppes at Londoner were completed during the first half of 2022.

CAPITAL COMMITMENTS
Capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,
	2022	2021
	US$ in millions

Contracted but not provided for	72	75

Macao Concession

As part of the Concession entered into by VML and the Macao government, VML has a financial commitment to spend 30.24 billion patacas (approximately US$3.77 billion at exchange rates in effect on December 31, 2022) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately US$3.46 billion at exchange rates in effect on December 31, 2022) in non-gaming projects that will also appeal to international visitors (the "Investment Plan"). As part of the Investment Plan, the Group will dedicate resources to several key areas, including:

•A commitment to expand, improve and optimize the scale and quality of its convention centers and related amenities. This includes the proposed development of a new approximately 18,000-square-meter MICE facility in a new podium adjacent to the existing Cotai Expo, expanding the Company’s footprint of inter-connected meeting space and enabling the hosting of additional large-scale international MICE events. In connection with these efforts, we will strengthen the planning, organization and international marketing of convention tourism in order to attract global multinational companies to host annual meetings and corporate summits in Macao.

•The redevelopment of the existing Le Jardin (the “Tropical Garden” on the south side of The Londoner Macao) to create a new and unique approximately 50,000-square-meter garden-themed destination. The proposed garden-themed attraction will include an iconic conservatory together with related themed green spaces and amenities. The conservatory is intended to become a Macao landmark of international renown, providing a year-round themed attraction for tourists and residents.

•An expansion of entertainment and sporting events and offerings to grow international tourism, supported in part by a meaningful reinvestment and upgrade of the Cotai Arena. We will also develop several new restaurants and introduce innovative international culinary concepts to support Macao’s position as a city of gastronomy. We will also launch a luxury yacht experience featuring on-board dining and entertainment including celebrity appearances, as well as water sports.

The Group will be required to increase its investment in non-gaming projects by up to 20% in the following year subject to a trigger, namely if Macao’s annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately US$22.42 billion at exchange rates in effect on December 31, 2022). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after 2028 (the sixth year of the term of the Concession). This potential additional investment is estimated to be approximately US$700 million.

DIVIDENDS

The Board does not recommend the payment of a final dividend for the year ended December 31, 2022.

CONTINGENT LIABILITIES

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

5.FINANCIAL RESULTS
The consolidated results of the Group for the year ended December 31, 2022, together with the comparative figures for the corresponding year as follows:
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
		2022	2021
	Notes	US$ in millions, except per share data

Net revenues	3	1,605	2,874
Gaming tax		(515)	(1,017)
Employee benefit expenses		(1,032)	(1,049)
Depreciation and amortization	3	(750)	(733)
Inventories consumed		(26)	(34)
Other expenses, gains and losses	4	(445)	(578)
Operating loss		(1,163)	(537)
Interest income		19	2
Finance costs, net of amounts capitalized	5	(444)	(373)
Loss on early retirement of debt		—	(137)
Loss before income tax		(1,588)	(1,045)
Income tax benefit/(expense)	6	6	(3)
Loss for the year attributable to equity holders of the Company		(1,582)	(1,048)
Loss per share for loss attributable to equity holders of the Company
— Basic	7	(US19.55 cents)	(US12.95 cents)
— Diluted	7	(US19.55 cents)	(US12.95 cents)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2022	2021
	US$ in millions

Loss for the year attributable to equity holders of the Company	(1,582)	(1,048)
Other comprehensive expense
Item that will be reclassified subsequently to profit or loss:
Cash flow hedge fair value adjustment	(2)	(4)
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	(9)	(6)
Total comprehensive expense for the year attributable to equity holders of the Company	(1,593)	(1,058)

CONSOLIDATED BALANCE SHEET

		December 31,
		2022	2021
	Notes	US$ in millions

ASSETS
Non-current assets
Investment properties, net		598	637
Property and equipment, net		7,904	8,477
Intangible assets, net		31	38
Other assets, net		13	26
Other receivables and prepayments, net		24	24
Restricted bank deposit	10	125	—
Total non-current assets		8,695	9,202
Current assets
Inventories		19	15
Other asset		1	—
Trade and other receivables and prepayments, net	9	145	183
Restricted cash and cash equivalents	10	912	16
Cash and cash equivalents		790	678
Total current assets		1,867	892
Total assets		10,562	10,094

		December 31,
		2022	2021
	Notes	US$ in millions

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		81	81
Reserves		(781)	807
Total (deficit)/equity		(700)	888

LIABILITIES
Non-current liabilities
Trade and other payables	11	128	112
Borrowings	12	8,218	7,946
Deferred income tax liabilities		45	54
Total non-current liabilities		8,391	8,112
Current liabilities
Trade and other payables	11	908	1,071
Current income tax liabilities		—	5
Borrowings	12	1,963	18
Total current liabilities		2,871	1,094
Total liabilities		11,262	9,206
Total equity and liabilities		10,562	10,094
Net current liabilities		(1,004)	(202)
Total assets less current liabilities		7,691	9,000

NOTES TO THE FINANCIAL INFORMATION
1.General Information

The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company’s registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business in Hong Kong is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

Las Vegas Sands Corp. ("LVS"), a company incorporated in Nevada, U.S.A. and listed on the New York Stock Exchange, is the Company’s ultimate holding company.

The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009.

The consolidated financial statements are presented in millions of US$ ("US$ in millions"), unless otherwise stated.

COVID-19 Pandemic update

While visitation to Macao remains substantially below pre-COVID-19 pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. The Group's operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. The Company’s ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

The Group's gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which the Group's casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, the Group provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

The Group's operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

At the Group's properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels have ceased in early January 2023.

The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Group's financial condition and operations during the year ended December 31, 2022. The duration and intensity of this global health situation and related disruptions are uncertain and given the dynamic nature of these circumstances, the potential future impact on the Company's consolidated results of operations, cash flows and financial condition is uncertain.

While the Group's properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Group cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Group's current operations.

The Group has sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$790 million and access to US$541 million of available borrowing capacity from the 2018 SCL Revolving Facility as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available in early January 2023. The Group believes it is able to support continuing operations, fulfill the contractual commitments and obligations under the Concession Contract and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. The Group has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items. The Company intends to pursue an extension to the maturity of the 2018 SCL Credit Facility beyond July 31, 2023. The Company believes it will be successful in obtaining such extension, although no assurance can be provided that such extension will be granted, which could negatively impact our available liquidity.

Macao Concession

Until December 31, 2022, gaming in Macao was administered by the Macao government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which VML was one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession was extended from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee on September 20, 2022, of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML’s payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.

On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, of which VML was one, subject to fulfillment of certain conditions, namely providing a bank guarantee of 1.0 billion patacas (approximately US$125 million at exchange rates in effect on December 31, 2022) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. VML complied with all of these conditions by December 9, 2022.

On December 16, 2022, the Macao government awarded six concessions, of which VML was one and VML entered into the Concession Contract. On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee. Refer to Note 10 for further information on cash restricted for the bank guarantee.

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under the Undertakings, each of VML, VCL, VOL and CSL2 entered into deeds of reversion, pursuant to which each of VML, VCL, VOL and CSL2 confirmed and agreed to revert to the Macao government relevant gaming equipment and gaming areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. A total area of approximately 136,000 square meters of casinos, gaming areas and gaming support areas located in the Group's properties (representing approximately 4.7% of the total property area) and gaming equipment (collectively referred to as the "Gaming Assets") with a total net book value of US$753 million, reverted to, and are now owned by the Macao government on December 31, 2022. VML will continue to recognize these Gaming Assets as property and equipment and depreciate over their remaining estimated useful lives as VML will continue to operate the Gaming Assets in the same manner as under the previous Subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession.

On the same day, VML entered into a handover record (the "Handover Record") pursuant to which the right to operate the Gaming Assets were granted to VML for the duration of the Concession, in return for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten.

2.Significant accounting policies and changes in accounting policies and disclosures

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") on the historical cost basis except for financial liabilities for cash-settled share-based awards and derivative financial instruments that are measured at fair value.

During the year, there have been a number of new amendments to standards in IFRSs that are effective, which the Group has adopted at their respective effective dates. The adoption of these new amendments to standards had no material impact on the results of operations and financial position of the Group.

The Group has not early adopted the new or amendments to standards that have been issued, but are not effective for the year ended December 31, 2022. The Group has commenced the assessment of the impact of the new or amendments to standards to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group.

3.Segment information

Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision-maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.

The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group has included ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to consolidated income statement and consolidated balance sheet.

The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of transportation services.

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii),(iii)	Food and beverage	Convention, ferry, retail and other	Total net revenues
	US$ in millions

For the year ended December 31, 2022

The Venetian Macao	438	55	155	17	17	682
The Londoner Macao	194	61	47	26	22	350
The Parisian Macao	116	33	25	10	4	188
The Plaza Macao	146	29	127	10	1	313
Sands Macao	53	6	1	4	1	65
Ferry and other operations	—	—	—	—	21	21
Inter-segment revenues(i)	—	—	(1)	—	(13)	(14)
	947	184	354	67	53	1,605

For the year ended December 31, 2021

The Venetian Macao	944	77	195	24	16	1,256
The Londoner Macao	396	90	56	30	16	588
The Parisian Macao	244	54	39	17	3	357
The Plaza Macao	298	45	184	17	2	546
Sands Macao	105	10	1	5	1	122
Ferry and other operations	—	—	—	—	20	20
Inter-segment revenues(i)	—	—	(2)	—	(13)	(15)
	1,987	276	473	93	45	2,874

(i)Inter-segment revenues are charged at prevailing market rates.

(ii)Of this amount, US$296 million and US$58 million (2021: US$410 million and US$63 million) are related to income from right-of-use and management fee and other, respectively. Income from right-of-use is recognized in accordance with IFRS 16 Leases and all other revenues are recognized in accordance with IFRS 15 Revenue from contracts with customers.

(iii)For the year ended December 31, 2022, rent concessions of US$70 million (2021: US$41 million) were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

The following is a reconciliation of adjusted property EBITDA to loss for the year attributable to equity holders of the Company:

	Year ended December 31,
	2022	2021
	US$ in millions

Adjusted property EBITDA (Unaudited)(i)
The Venetian Macao	(25)	297
The Londoner Macao	(189)	(84)
The Parisian Macao	(103)	(17)
The Plaza Macao	81	219
Sands Macao	(81)	(69)
Ferry and other operations	(6)	(5)
Total adjusted property EBITDA	(323)	341
Share-based compensation, net of amount capitalized(ii)	(35)	(10)
Corporate expense(iii)	(55)	(68)
Pre-opening expense	1	(11)
Depreciation and amortization	(750)	(733)
Net foreign exchange gains/(losses)	4	(38)
Fair value (loss)/gain on derivative financial instruments	(1)	1
Loss on disposal of property and equipment, investment properties and intangible assets	(4)	(19)
Operating loss	(1,163)	(537)
Interest income	19	2
Finance costs, net of amounts capitalized	(444)	(373)
Loss on early retirement of debt	—	(137)
Loss before income tax	(1,588)	(1,045)
Income tax benefit/(expense)	6	(3)
Loss for the year attributable to equity holders of the Company	(1,582)	(1,048)
(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

(ii)Includes equity-settled share-based payment expense, net of amount capitalized of US$5 million and cash-settled share-based payment expense, net of amount capitalized of US$30 million (2021: US$5 million and US$5 million).
(iii)The amount excludes share-based payment expense of US$4 million (2021: US$1 million).

	Year ended December 31,
	2022	2021
	US$ in millions

Depreciation and amortization
The Venetian Macao	180	191
The Londoner Macao	322	273
The Parisian Macao	128	145
The Plaza Macao	86	84
Sands Macao	21	24
Ferry and other operations	13	16
	750	733

	Year ended December 31,
	2022	2021
	US$ in millions

Capital expenditures
The Venetian Macao	52	71
The Londoner Macao	173	538
The Parisian Macao	3	4
The Plaza Macao	9	19
Sands Macao	4	7
Ferry and other operations	—	1
	241	640

	December 31,
	2022	2021
	US$ in millions

Total assets
The Venetian Macao	2,127	2,079
The Londoner Macao	4,512	4,519
The Parisian Macao	1,846	1,981
The Plaza Macao	1,035	1,161
Sands Macao	207	252
Ferry and other operations	835	102
	10,562	10,094
Almost all of the non-current assets of the Group are located in Macao.

4.Other expenses, gains and losses

	Year ended December 31,
	2022	2021
	US$ in millions

Utilities and operating supplies	134	144
Repairs and maintenance	60	64
Contract labor and services	59	70
Advertising and promotions	24	42
Royalty fees	23	43
Management fees	19	19
Provision for expected credit losses, net	4	3
Auditor's remuneration	2	2
Lease payments exempted from recognition	2	1
Net foreign exchange (gains)/losses	(4)	38
Loss on disposal of property and equipment,
investment properties and intangible assets	4	19
Fair value loss/(gain) on derivative financial instruments	1	(1)
Other support services	64	62
Other operating expenses	53	72
	445	578

5.Finance costs, net of amounts capitalized

	Year ended December 31,
	2022	2021
	US$ in millions

Interest costs
Senior Notes	326	331
Bank borrowings	51	12
LVS term loan	28	—
Lease liabilities	8	8
Amortization of deferred financing costs	24	23
Standby fee and other financing costs	9	13
	446	387
Less: interest capitalized	(2)	(14)
Finance costs, net of amounts capitalized	444	373

6.Income tax (benefit)/expense

	Year ended December 31,
	2022	2021
	US$ in millions

Current income tax
Lump sum in lieu of Macao complementary tax
on dividends	2	5
Other overseas taxes	1	—
Deferred income tax benefit	(9)	(2)
	(6)	3

Deferred income tax benefit was US$9 million for the year ended December 31, 2022, compared to deferred income tax benefit of US$2 million for the year ended December 31, 2021. The deferred income tax benefit in 2022 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance (2021: Same).

Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities effective from the tax year 2019 through June 26, 2022. In July 2022, VML requested an additional extension of the tax exemption through December 31, 2022, to correspond to the extended term of its gaming Subconcession. Pursuant to the Dispatch No. 178/2022 issued by the Chief Executive of Macao on September 1, 2022, VML was granted an additional extension of the tax exemption effective from June 27, 2022 to December 31, 2022.

Additionally, subsequent to being awarded the new gaming concession, in December 2022, VML submitted an application for the tax exemption regarding Macao complementary tax on its gaming activities for the new gaming concession period effective from the tax year 2023 to the tax year 2032, or for a period of tax exemption that the Chief Executive of Macao may deem more appropriate. However, there is no assurance VML will receive the tax exemption.

In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. The agreement provided for payments in lieu of Macao complementary tax otherwise due by VML’s shareholders on dividend distributions to them from gaming profits; namely an annual payment of 38 million patacas (equivalent to US$5 million) for 2021 and 2020, each payment made on or before January 31 of the following year, and a payment of 18 million patacas (equivalent to US$2 million) for the period between January 1, 2022 through June 26, 2022, paid on or before July 26, 2022. The Group is evaluating the timing of an application of a new shareholder dividend tax agreement.

7.Loss per share
The calculation of basic and diluted loss per share are set out in the following:

	Year ended December 31,
	2022	2021

Loss attributable to equity holders of the Company (US$ in millions)	(1,582)	(1,048)
Weighted average number of shares for basic loss per share (thousand shares)	8,093,189	8,092,597
Adjustment for share options (thousand shares)(i)	—	—
Weighted average number of shares for diluted loss per share (thousand shares)	8,093,189	8,092,597
Loss per share, basic	(US19.55 cents)	(US12.95 cents)
Loss per share, basic(ii)	(HK152.42 cents)	(HK101.00 cents)
Loss per share, diluted	(US19.55 cents)	(US12.95 cents)
Loss per share, diluted(ii)	(HK152.42 cents)	(HK101.00 cents)

(i)The computation of the diluted loss per share for the years ended December 31, 2022 and 2021 did not assume the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

(ii)The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2022 of US$1.00 to HK$7.7962 (2021: US$1.00 to HK$7.7994).

8.Dividends

The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021.

The Board did not recommend the payment of an interim dividend in respect of the six months ended June 30, 2022.

The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2022.

9.Trade receivables, net

The aging analysis of trade receivables, net of provision for expected credit losses of US$123 million (2021: US$125 million), is as follows:

	December 31,
	2022	2021
	US$ in millions

0-30 days	34	90
31-60 days	6	7
61-90 days	6	2
Over 90 days	35	17
	81	116

Trade receivables mainly consist of casino, mall and hotel receivables.

Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days.

10.Restricted cash and cash equivalents and bank deposit

Bank guarantee requirement per the Concession Contract

As required by the Concession Contract, on December 7, 2022 VML provided a bank guarantee of 1.0 billion patacas (approximately US$125 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML's performance of its statutory and contractual obligations under the Concession Contract. As stipulated in the bank guarantee contract, and in order to secure the bank guarantee, a minimum amount of 1.0 billion patacas, or US$125 million, was required to be held within the cash deposit account of VCL until January 3, 2023 which was replaced by the deposit account of VML from then onwards as collateral. Any amount in excess of the minimum amount can be withdrawn from the cash deposit. The bank guarantee will remain in effect until 180 days after the end of the term of the Concession Contract or the rescission of the Concession Contract and was classified as non-current restricted bank deposit in the consolidated balance sheet as at December 31, 2022.

Bank guarantee requirement for the Subconcession Extension Contract

As required by the Subconcession Extension Contract, on September 20, 2022 VML provided a bank guarantee of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML's payment obligations towards its employees after the expiration of its Subconcession should VML be unsuccessful in tendering for a new concession before such expiry. A minimum amount of 2.31 billion patacas or US$289 million was required to be held within SCL's cash deposit account as collateral in order to secure the bank guarantee.

On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its Subconcession Contract, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee. The cash collateral equivalent of US$289 million remained in restriction on December 31, 2022 and was classified as current restricted cash and cash equivalents as at December 31, 2022.

Restriction on use of share capital of VML

As required by the Concession Contract and the Gaming Law, the minimum share capital of the concessionaire of 5 billion patacas (approximately US$623 million at exchange rate on December 31, 2022) may not be used or cancelled prior to the start of its business on January 1, 2023. As such, 5 billion patacas (approximately US$623 million at exchange rate on December 31, 2022) was classified as current restricted cash and cash equivalents as at December 31, 2022 and was available to VML to deploy from January 1, 2023.

11.Trade and other payables

	December 31,
	2022	2021
	US$ in millions

Trade payables	23	31
Customer deposits and other deferred revenue(i)	350	401
Interest payables	167	141
Accrued employee benefit expenses	162	134
Construction payables and accruals	86	188
Other tax payables	69	115
Outstanding chip liability(i)	49	65
Interest payable related to LVS term loan	28	—
Loyalty program liability(i)	25	26
Casino liabilities	15	21
Payables to related companies	8	5
Other payables and accruals	54	56
	1,036	1,183
Less: non-current portion	(128)	(112)
Current portion	908	1,071

(i)These balances represent the Group’s main types of liabilities associated with contracts with customers. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, these liabilities are generally expected to be recognized as revenue or redeemed for cash within one year of being purchased, earned or deposited.
The aging analysis of trade payables based on invoice date is as follows:

	December 31,
	2022	2021
	US$ in millions

0–30 days	18	22
31–60 days	4	7
61–90 days	1	1
Over 90 days	—	1
	23	31

12.Borrowings

	December 31,
	2022	2021
	US$ in millions

Non-current portion
Senior Notes	7,150	7,150
LVS term loan	1,000	—
Bank loans	—	753
Lease liabilities	118	124
Other borrowings	1	2
	8,269	8,029
Less: deferred financing costs	(51)	(83)
	8,218	7,946
Current portion
Bank loans	1,958	—
Lease liabilities	14	17
Other borrowings	1	1
	1,973	18
Less: deferred financing costs	(10)	—
	1,963	18
Total borrowings	10,181	7,964

Senior Notes

On February 16 and June 16, 2022, Standard & Poor’s ("S&P") and Fitch, respectively, downgraded the credit rating for the Company to BB+. As a result of the downgrades, the coupon on each series of the outstanding Senior Notes increased by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This resulted in an increase of US$16 million in interest expense for the year ended December 31, 2022 and US$36 million for each year thereafter through 2024, at which time this will decrease as the Senior Notes are repaid based on each of their set maturity dates. The weighted average interest rate for the Senior Notes was 4.6% for the year ended December 31, 2022 (2021: 4.7%).

2018 SCL Credit Facility

On November 30, 2022, the Company entered into a waiver extension and amendment request letter (the "Fourth Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend to (and including) July 31, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of any financial quarter; (b) extend to (and including) July 31, 2023, the period during which the Company's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion; and (c) incorporate provisions to address the transition of the LIBOR to a term Secured Overnight Financing Rate reference rate. Pursuant to the Fourth Waiver Extension Letter, the Company paid a customary fee to the lenders that consented.

The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Group's gaming operations and the loss or termination of certain land concession contracts.

The Company intends to pursue an extension to the maturity of the 2018 SCL Credit Facility beyond July 31, 2023. The Company believes it will be successful in obtaining such extension, although no assurance can be provided that such extension will be granted, which could negatively impact our available liquidity.

During the year ended December 31, 2022, the Company drew a total of US$1.20 billion under the 2018 SCL Credit Facility to fulfill the Concession Contract requirements and incremental liquidity (2021: US$756 million). The weighted average interest rate for the 2018 SCL Credit Facility was 4.3% for the year ended December 31, 2022 (2021: 2.6%).

As at December 31, 2022, the Company had US$541 million of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HK$ commitments of HK$3.82 billion (approximately US$490 million at exchange rates in effect on December 31, 2022) and US$ commitments of US$51 million (2021: US$1.75 billion available borrowing capacity comprised of commitments of HK$12.32 billion (approximately US$1.58 billion at exchange rates in effect on December 31, 2021) and commitments of US$166 million).

Intercompany Loan Agreement with LVS

On July 11, 2022, the Company entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. For the year ended December 31, 2022, the Company elected payment-in-kind interest. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

6.DISCLOSURE OF FINANCIAL RESULTS IN MACAO

VML will file its financial statements in accordance with the Macao Financial Reporting Standards ("MFRS") for the year ended December 31, 2022 ("MFRS Financial Statements") to the Gaming Inspection and Coordination Bureau of Macao in February 2023. This is a statutory filing requirement mandated by Macao law and our gaming Subconcession Contract and Concession Contract. In addition, VML has a statutory and contractual obligation to publish its consolidated financial statements prepared in accordance with MFRS for the year ended December 31, 2022 ("MFRS Consolidated Statements") in the Macao Official Gazette and local newspapers in Macao before the end of April 2023. The MFRS Financial Statements and the MFRS Consolidated Statements may not be directly comparable with the Company’s financial results disclosed herein, which are prepared under IFRS.

7.SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group’s consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and the related notes thereto for the year ended December 31, 2022 as set out in the preliminary announcement have been agreed by the Group's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the unaudited consolidated financial statements of the Group for the year as prepared by management. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

8.    CORPORATE GOVERNANCE
CORPORATE GOVERNANCE PRACTICES
Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders. An effective system of corporate governance requires that our Board approves strategic direction, monitors performance, oversees effective risk management and internal control systems, and leads the creation of the right compliant culture across the organization. It also gives our investors confidence we are exercising our stewardship responsibilities with due skill and care.

To ensure we adhere to high standards of corporate governance, we have developed our own principles and guidelines that set out how corporate governance operates in practice within the Company. This is based on the policies, principles and practices set out in the Code and draws on other best practices.

Throughout the year ended December 31, 2022, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code.

Code Provision C.2.1 — Chairman and Chief Executive Officer roles

Code Provision C.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Robert Glen Goldstein since January 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. The Company notes the presence of five Non-Executive Directors (of whom four are independent) on the Board who bring their independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct. Furthermore, the Company’s President (Dr. Wong Ying Wai) and Chief Operating Officer (Mr. Chum Kwan Lock, Grant) are also Executive Directors and assist Mr. Goldstein in his role as the bridge between the Board and the senior management and executive team on business issues. The Company believes the balance of power and authority on the Board is adequately ensured.

Code Provision F.2.2 — Annual General Meeting attendance

Code Provision F.2.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Robert Glen Goldstein was unable to attend the annual general meeting held on May 20, 2022 due to the travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Mr. Dylan James Williams, who together with Dr. Wong Ying Wai, liaised with Mr. Goldstein on all key matters prior to the meeting. Mr. Goldstein was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2022 and up to the date of this announcement.

BOARD AND BOARD COMMITTEES COMPOSITION

There were no changes to the composition of the Board and the Board Committees of the Company during the year 2022 and up to the date of this announcement.

AUDIT COMMITTEE

The Audit Committee provides an important link between the Board and the Auditor in matters falling within the scope of the audit of the Company and the Group. The Audit Committee is tasked with reviewing the effectiveness of the external audit and the risk management and internal control systems, evaluating risks and providing advice and guidance to the Board. Our annual results for the year ended December 31, 2022 were reviewed by our Audit Committee, which was of the opinion, the preparation of such annual results complied with the applicable accounting standards and requirements and adequate disclosures have been made. All Audit Committee members are Independent Non-Executive Directors, with Mr. Victor Patrick Hoog Antink (Chairman of the Audit Committee) and Mr. Kenneth Patrick Chung possessing the appropriate professional qualifications and accounting and related financial management expertise.

9.    PUBLICATION OF ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.sandschina.com). The annual report for the year ended December 31, 2022 containing the information required by Appendix 16 of the Listing Rules will be dispatched to Shareholders and published on the websites of the Stock Exchange and the Company in due course.

10.    PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2022.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, February 17, 2023

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.